Exhibit 4.13

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SERVICE AGREEMENT

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By and between

(1)	RECIPHARM PESSAC

and

(2)	FLAMEL TECHNOLOGIES

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SERVICE AGREEMENT

THIS SERVICE AGREEMENT (the “Agreement”) is effective on December 1st, 2014 (the “Effective Date”) and is made by between:

RECIPHARM PESSAC, a French Société par Actions Simplifiée under registration process and having its principal place of business at, rue Archimède, 33600 Pessac France, (“SUPPLIER”).

FLAMEL TECHNOLOGIES SA, registered under the laws of France under registration number 379 001 530 and having its principal office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy 69200 VÉNISSIEUX (“CUSTOMER”).

WHEREAS:

(A)	CUSTOMER is engaged in the research and development of pharmaceutical products and wishes SUPPLIER to perform the Services (as hereinafter defined); and

(B)	SUPPLIER is a contract research organisation specialised in the formulation, development and manufacturing of pharmaceutical products.

(C)	The Parties entered into a transaction under various agreements and in particular a Master Agreement which with the Quality Assurance Agreement shall govern the overall relations between the Parties with regard to the Services to be provided by SUPPLIER to CUSTOMER under this Agreement and the relevant Project Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

“Affiliate(s)” means any corporation or other entity that controls, is controlled by, or is under common control with, a Party. A corporation or other entity shall be regarded as in control of another corporation or entity if it owns or directly or indirectly controls more than 50% of the voting securities or other ownership interests of the other corporation or entity, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity;

‘Applicable Laws’ means all relevant statutes, laws, directives, regulations, ordinances guidance notes and codes that apply to the Services in the country where such Services are performed, and those specifically set out below, applicable to a Project or the Services in force from time to time during this Agreement including applicable: (i) FDA Guidance Documents on current cGMP and compliance, including the Guidelines on the Preparation of Investigational New Drug Products (Human and Animal) and the Draft Guidance for Industry: Investigating Out-of-Specification (OOS) Test Results for Pharmaceutical Production; (ii) Applicable European, US and ICH cGMP and cGLP; and (iii) all other regulations specified in the relevant Project Agreement);

‘Arising Intellectual Property’ shall have the meaning given in clause 6.1;

‘Background Intellectual Property’ shall have the meaning given in clause 6.4;

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‘Business Day(s)’ means a day other than a Saturday, Sunday or a day on which banks are not open for business in France or the Country where the Services will be performed under this Agreement and the related Project Agreement ;

‘Certificate of Analysis’ means SUPPLIER’s standard form certificate of analysis confirming the results of tests conducted on Service Materials;

‘cGMP’ means the current good manufacturing practice requirements as applicable: (i) in the European Union; (ii) in the United States of America; and (iii) in accordance with ICH requirements. As in force from time to time during the term of this Agreement;

‘Competent Authority/(ies)’ means a national or supra-national authority responsible for the control of medicinal products;

“Effective Date” is defined in preamble of the Agreement;

‘External Costs’ means the amount paid by SUPPLIER or the SUPPLIER Affiliate for any Service specific materials, goods, supplies, and equipment of any nature for providing the Service under the related Project Agreement when SUPPLIER or the related SUPPLIER Affiliate shall have not the resources, capacity or ability to provide such part of the Service whatever this Person is deemed to be a subcontractor or not, and any tax to be invoiced to CUSTOMER under Applicable Laws and Regulations;

“Force Majeure Event’ means, in relation to either Party, any circumstances beyond the reasonable control of that Party (including, without limitation, fire, floods, embargoes, shortages, epidemics, quarantines, war, acts of God, acts, omissions or delays in acting by any governmental authorities and any strike, lock-out or other form of industrial action or other form of action with respect to employment relationships);

‘cGLP’ means the current Good Laboratory Practice being a set of principles that provides a framework within which laboratory studies are planned, performed, monitored, recorded, reported and archived as applicable: (i) in the European Union; (ii) in the United States of America; and (iii) in accordance with ICH requirements. As in force from time to time during the term of this Agreement;

‘Intellectual Property’ means all intellectual property rights, including (without limitation) patents, supplementary protection certificates, petty patents, utility models, trademarks, database rights, rights in designs, copyrights (whether or not any of these are registered or capable of being registered) and including all applications and the right to apply for registered protection of the foregoing and all inventions, trade secrets, know-how, techniques and confidential information and other proprietary knowledge and information, and all rights and forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world, in each case for their full term and together with any renewals or extensions;

‘Internal Costs’ means (i) fully allocated cost of a full time equivalent (“FTE”) for providing the Service under the related Project Agreement, such fully allocated costs comprises direct costs incurred directly for the provision of the Services by SUPPLIER or the SUPPLIER Affiliate under the related Project Agreement (including but not limited to labour, materials, goods and supplies) and indirect costs specifically allocable to the provision of Services by Supplier or the SUPPLIER Affiliate under the related Project Agreement (including but not limited to administrative labour costs, maintenance, insurance the part of depreciation allocated to assets used in the provision of the related Services) ; such calculation being based upon accepted contract manufacturing industry standards and generally accepted accounting principles ;

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‘Master Agreement’ means the agreement entered into by and between the Parties on Effective Date where the Parties have agreed upon, among other things, overall conditions for providing the Services;

‘Materials’ means all compounds, materials and other substances supplied by CUSTOMER to SUPPLIER for use under a Project Agreement;

‘Parties’ means CUSTOMER and SUPPLIER;

‘Party’ means CUSTOMER or SUPPLIER as appropriate;

‘Permitted Recipients’ means those employees or contractors of the receiving Party who would reasonably require access of the Relevant Information for the proper enjoyment or performance by that Party of its rights and obligations under this Agreement or a Project Agreement;

‘Project’ means a specific project related to pharmaceutical development activities and the manufacturing of drug products for clinical use which CUSTOMER and SUPPLIER agree to enter into under the terms of this Agreement and the relevant Project Agreement;

‘Project Agreement’ means each agreement made under this Agreement in accordance with clause 2 relating to a Project in the form set out in Appendix 1 to this Agreement;

‘Quality Agreement’ means a quality agreement setting out the Parties responsibilities for quality assurance under Applicable Laws;

‘Relevant Information’ means any data or information (whether or not recorded in a document, and whether or not marked as confidential), which is disclosed by one Party to the other or is obtained by either Party from any information so disclosed or from any materials which are made available by or on behalf of one Party to the other Party or is otherwise obtained by one Party, which are not publicly known. Relevant Information shall include without limitation information relating to the business of either Party, including clinical and product development plans, strategies, patent disclosures, patent applications, structures, models, techniques, know-how, trade secrets, processes, compositions, formulations, compounds and apparatus relating to the same and proprietary information related to the current, future, and proposed products or services of the disclosing Party, including for the avoidance of doubt Service Data which shall be Relevant Information of CUSTOMER;

‘Service Data’ means all data and information produced as a result of the performance of the Services;

‘Service Materials’ means all materials produced as a result of the performance of the Services;

‘Services’ means the services to be performed by SUPPLIER pursuant to the relevant Project Agreement;

‘SOPs’ means the relevant standard operating procedures to be used by SUPPLIER during the performance of the Services that have been approved in writing by CUSTOMER; and

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‘Starting Fee’ means any applicable starting fee paid as a deposit for initiation of a Project as stated in the Project Agreement.

1.2	Any reference in this Agreement to:

(a)	“person” includes companies, firms or other organisations;

(b)	an Appendix is a reference to an Appendix to this Agreement; or

(c)	a clause is a reference to a clause of this Agreement.

(d)	The words “in particular”, “include”, “included” and “including” are to be construed without limitation to the generality of the preceding words.

In this Agreement, words importing the singular shall include the plural and vice versa.

2.	STRUCTURE OF THIS AGREEMENT AND PROJECT AGREEMENTS

2.1	In consideration of the mutual promises and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CUSTOMER appoints SUPPLIER on a non-exclusive basis (if not agreed otherwise in a specific Project Agreement) to provide the Services to CUSTOMER and SUPPLIER agrees to make its best commercial effort to accept and undertake such appointment on the terms and conditions set out in this Agreement.

2.2	The Parties agree to conclude a separate Project Agreement for each Project to which the general conditions of this Agreement are applicable unless otherwise specifically agreed in the relevant Project Agreement. Where Services to be performed pursuant to a Project Agreement include clinical or cGMP activities the Parties agree to negotiate in good faith and to enter into a separate Quality Agreement as soon as practicable following the Effective Date. In case of any conflict between this Agreement and the provisions of a Project Agreement and/or a Quality Agreement, the provisions of this Agreement shall prevail if the conflict is not solely of a technical/quality nature where the Quality Agreement or the Project Agreement shall prevail. In the event that a conflict could reasonably be interpreted as both legal/commercial and technical/quality in nature then this Agreement shall prevail. In case of any conflict between a Project Agreement and a Quality Agreement the provisions of the Project Agreement shall prevail if the conflict is not solely of a quality nature where the Quality Agreement shall prevail.

2.3	Each Project Agreement will include detailed information concerning a given Project, including without limitation a description of the Services to be provided, the names of certain of the individuals providing the Services (as applicable), Project milestones and completion dates, a budget, a payment schedule related to the Project, all of which will be signed by an authorised representative of each Party.

2.4	In order to comply with the terms and conditions of the Master Agreement, the Parties agree to identify for each Project and shall allocate in each Project Agreement the Internal Costs and the External Costs of SUPPLIER in the Price for the Services. The Parties shall take into consideration any amendment to this allocation for each Change Order as referred to in clause 3.2 herein.

2.5	Furthermore, CUSTOMER has no right to receive deliverables or other Services specified in Project Agreements that have not been executed by authorised representatives of both Parties. No work will be performed by SUPPLIER until both Parties have signed a Project Agreement, subject to the terms and conditions set out in this Agreement.

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3.	PERFORMANCE OF SERVICES

In respect of each Project:

3.1	SUPPLIER agrees to use its best commercial efforts to perform the Services applying its reasonable professional standards in its performance of the Services and using its best commercial efforts to meet the timelines in accordance with:

(a)	this Agreement and the relevant Project Agreement;
(b)	the Quality Agreement;
(c)	any other reasonable instructions given by CUSTOMER in writing;
(d)	the SOPs; and
(e)	all Applicable Laws.

3.2	It is recognised that during a Project delay, changes, variations, or modifications to the Project Agreement may become advisable because of results observed, or at CUSTOMER’s request (“Amendment”). Any Amendment proposed by either SUPPLIER or CUSTOMER shall be notified to the other Party in writing and SUPPLIER will generate and provide to CUSTOMER a change order, substantially in the form attached hereto as Appendix 2 (“Change Order”), with a cost and time estimate for implementing the proposed Amendment. The revised cost estimate will be based on the rates specified in the original Project Agreement. SUPPLIER shall not effect any Amendment until authorised representatives of both Parties have agreed and signed the Change Order. SUPPLIER shall not unreasonably withhold, delay or condition consent to any Change Order.

3.3	SUPPLIER shall ensure that the Services are performed by employees who possess relevant skills, experience, and qualifications.

3.4	SUPPLIER shall within reasonable time advise CUSTOMER in writing of the occurrence of any event that may materially delay or affect the performance of the Services or the progress of a Project.

4.	DATA AND REPORTS

4.1	The Service Data shall be the sole property of CUSTOMER.

4.2	SUPPLIER agrees during the term of this Agreement and the relevant Project Agreement and thereafter, unless otherwise agreed in writing with CUSTOMER, to maintain the original records of the Service Data securely and in accordance with Applicable Laws.

4.3	SUPPLIER shall maintain as confidential the Service Data and all information relating thereto supplied by CUSTOMER pursuant to this Agreement. SUPPLIER shall disclose the Service Data and information relating thereto only to those of its employees who need to know such information or be in possession of the Service Data for the purpose of performing the Services in relation to the Project in question and are bound by confidentiality terms no less onerous than those imposed on SUPPLIER under this Agreement.

4.4	In a timely manner with regard to the nature of the related Services, with best SUPPLIER endeavours to do it within sixty (60) days of completion of the Services, SUPPLIER shall submit to CUSTOMER a report on the Services in a format approved by and acceptable to CUSTOMER, such approval and acceptance not to be unreasonably withheld, and in accordance with the requirements of the Project Agreement. Upon receipt of the report, CUSTOMER shall be entitled to discuss the contents thereof with SUPPLIER and to receive such further information as CUSTOMER may reasonably require.

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4.5	CUSTOMER shall inform SUPPLIER of any non-conformance within thirty (30) days after receipt of the report for the applicable Services. If CUSTOMER fails to deliver such notice, CUSTOMER shall be deemed to have accepted any and all Services, unless CUSTOMER can demonstrate that such non-conformance was not identifiable between the time of delivery and acceptance within the thirty (30) days notice period. Any Services that do not adequately comply with the Project Agreement, if such failure is due to acts or omissions of SUPPLIER, shall at CUSTOMER’s discretion either: (i) be repeated at SUPPLIER expense if reasonable; or (ii) the cost of the Services shall be refunded by SUPPLIER to CUSTOMER and the Minimum Yearly Volume is not increased by such refunded amount for the Year where the related Service is recorded as referred to in the Master Agreement. In such event, any disputes over conformance shall be referred to an independent laboratory to be appointed by agreement between SUPPLIER and CUSTOMER. Except in the case of fraud or manifest error on the part of such independent expert, the decision of such independent expert will be binding upon the Parties and the cost of such determination shall be paid by the Party in error. In case the Parties are not able to agree on appointment of the independent expert, the Parties agree to submit the dispute to administered expertise proceedings in accordance with the Rules for Expertise of the International Chamber of Commerce

5.	MATERIALS

5.1	CUSTOMER will provide SUPPLIER with amounts of Materials necessary in the opinion of CUSTOMER for the performance of the Project in question. If applicable, CUSTOMER will furnish SUPPLIER with safety data sheets for the Materials and, where available, certificates of analysis. CUSTOMER will also provide SUPPLIER with such information concerning the Materials as CUSTOMER deems necessary to perform the Services, including, but not limited to, information concerning the stability of the Materials, their storage, transportation and applicable health, safety and environmental requirements.

5.2	Upon termination of the Services in relation to the Project in question, any remaining Materials or Service Materials will be promptly returned to CUSTOMER (reasonably incurred costs in effecting such return shall be borne by CUSTOMER), or, at CUSTOMER’s written option, destroyed by SUPPLIER at CUSTOMER costs and charges, and if CUSTOMER requires the destruction of the remaining Materials or Service Materials, SUPPLIER shall provide to CUSTOMER reasonable documentary evidence of such destruction.

5.3	SUPPLIER shall use the Materials or Service Materials only for the purposes of the Project in question and in accordance with Applicable Laws.

5.4	SUPPLIER shall ensure that access to the Materials and Service Materials is restricted to its own personnel or contractors in its own laboratories. SUPPLIER shall not transfer the Materials, Service Materials or any part thereof outside such laboratories, other than to deliver to CUSTOMER, without CUSTOMER’s prior written consent, which shall not unreasonably withheld, nor use the Materials other than in the due performance of the Services in relation to the Project in question.

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5.5	SUPPLIER shall retain any remaining Materials or Service Materials under appropriate conditions for a period of three years after submission of the final report of the Services to CUSTOMER in accordance with clause 4.4. CUSTOMER shall reimburse SUPPLIER for its reasonably incurred cost and expense arising from such retention. The Service Materials shall be the property of CUSTOMER and SUPPLIER will contact CUSTOMER at the end of such three year period for CUSTOMER’s instructions as to the Service Materials. Notwithstanding the provisions of this clause, SUPPLIER shall retain and store samples of all Service Material released by SUPPLIER’s quality department under a Project Agreement for such period as required by regulatory obligations prescribed by Applicable Laws.

5.6	If at the written request of CUSTOMER any Materials or Service Materials are disposed of or delivered to CUSTOMER, by SUPPLIER in accordance with such written request in accordance with clause 5.5, SUPPLIER shall be relieved by CUSTOMER of any further responsibility for such Materials or Service Materials with respect to the activities performed in relation to such Materials or Service Materials after the said disposal or delivery, including any claims made against CUSTOMER by third parties.

5.7	All Materials shall be delivered by CUSTOMER to SUPPLIER DPP (Delivered Duty Paid) Incoterms 2010 at SUPPLIER’s premises designated into the Project Agreement. CUSTOMER shall provide SUPPLIER with advance notice in writing of the anticipated date of delivery. CUSTOMER shall contract with the carrier for all Materials.

5.8	Delivery of all Service Materials by SUPPLIER to CUSTOMER or such third party as may be specified by CUSTOMER shall, at CUSTOMER’s cost and expense, be delivered Ex Works SUPPLIER’S Pessac plant or SUPPLIER Affiliate plant, Incoterms 2010 unless otherwise specifically agreed in the related Project Agreement.

5.9	In respect of delivery by SUPPLIER of any Service Materials required hereunder to be produced in accordance with cGMP, SUPPLIER will supply at the time of delivery a Certificate of Analysis and any other required supporting regulatory documents relating to such Service Materials.

6.	INTELLECTUAL AND PHYSICAL PROPERTY

6.1	All Intellectual Property, other than the SUPPLIER Property (as defined below), arising as a result of the Services performed by or on behalf of either of the Parties including, without limitation, the Intellectual Property in the Service Data (“Arising Intellectual Property”) shall be the sole and exclusive property of CUSTOMER and SUPPLIER assigns any rights it may have in Arising Intellectual Property to CUSTOMER.

6.2	CUSTOMER acknowledges that SUPPLIER possesses certain Intellectual Property relating to, laboratory analyses, analytical methods, manufacturing processes, procedures, and techniques which have been independently developed by SUPPLIER, or a third Party, without the benefit of any Materials, Service Materials, CUSTOMER’s Intellectual Property, or the Arising Intellectual Property (the “SUPPLIER Property”). CUSTOMER agrees that any SUPPLIER Property or improvements thereto which are created, modified or developed by SUPPLIER pursuant to this Agreement and which do not exclusively relate to the Materials, Service Materials, CUSTOMER’s Intellectual Property, are the sole and exclusive property of SUPPLIER. Any such improvements shall be treated as, and included within the definition of, SUPPLIER Property.

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6.3	CUSTOMER hereby grants to SUPPLIER for the term of the Agreement a royalty free, non-exclusive, worldwide, limited licence to use such of CUSTOMER’s Intellectual Property, as is disclosed by CUSTOMER to SUPPLIER, to the extent the same are useful or necessary for the performance of the Services. This licence terminates on the completion of the Services as provided in the related Project Agreement upon provision of the final report as referred to in clause 4.4 hereinabove. Nothing in this Agreement or any Project Agreement constitutes a grant of any right or licence under such Intellectual Property except for the foregoing.

6.4	Nothing in this Agreement shall affect SUPPLIER’s or CUSTOMER’s ownership of any Intellectual Property existing prior to the commencement of the Services or created outside the Services (“Background Intellectual Property”).

6.5	Without limiting the foregoing, CUSTOMER reserves all rights and title (including ownership) in the physical property of the Materials and Service Materials. SUPPLIER shall hold all Materials and Service Materials to CUSTOMER’s order and shall not do or permit to be done anything incompatible with CUSTOMER’s right and title in the Materials and Service Materials. SUPPLIER further acknowledges that CUSTOMER holds the Intellectual Property including, for the avoidance of doubt, the Background Intellectual Property and Arising Intellectual Property, in the Materials or Service Materials including without limitation an ownership interest in patents and pending patent applications that cover compositions, methods and/or uses of the Materials or Service Materials of CUSTOMER.

7.	PAYMENT and invoicing

7.1	The Parties agree and undertake to determine the price for the Services in accordance with applicable provisions of the Master Agreement and such price for each Service shall be allocated in accordance with clause 2.4 hereinabove.

7.2	The Parties shall set forth in the related Project Agreement the payment schedule for the Services and the amount of the Starting Fee, if any. All prices are exclusive of applicable sales taxes, which shall be paid by CUSTOMER at the prevailing rate.

7.3	All invoices shall be payable in full within thirty (30) days after receipt of the invoice. CUSTOMER shall pay invoices and payments of undisputed invoice shall be made within thirty (30) days following the date of issue of the invoice. If the undisputed invoice is not paid within this timeframe, penalty interest plus recovery charges shall be charged to CUSTOMER in accordance with the Applicable Laws.

8.	FACILITY VISITS

8.1	SUPPLIER shall give access to its premises to CUSTOMER and its authorised representatives or licensees for the exclusive purpose to observe the progress of the implementation of the Services in a specific Project. Such access should be requested by CUSTOMER upon reasonable prior written notice from CUSTOMER and during normal business hours and at CUSTOMER costs. CUSTOMER may visit any of the premises used by SUPPLIER for the provision of the Services in the relevant Project, talk with SUPPLIER personnel and inspect and copy all files, records, books, proofs, models and all preparatory materials which CUSTOMER may reasonably require to verify that SUPPLIER is in compliance with its obligations under this Agreement, including the relevant Project Agreement where it is possible to do so without breaching any obligation of confidentiality, Applicable Law or regulatory requirement.

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8.2	All information disclosed or ascertained by CUSTOMER in connection with any audit or examination or in connection with any correspondence between SUPPLIER and any Competent Authorities that is not Relevant Information of CUSTOMER will be deemed to constitute Relevant Information of SUPPLIER, and CUSTOMER will not disclose this to any third party or use such information for any purpose other than conducting the foresaid audit or inspection under this Clause 8. SUPPLIER shall provide all such reasonable assistance and facilities in connection with the inspection as CUSTOMER may reasonably require. SUPPLIER also agrees to allow representatives of applicable Competent Authorities to enter and inspect any of its premises used by SUPPLIER for the provision of the Services.

8.3	SUPPLIER shall permit any Competent Authority to visit any of the premises used by SUPPLIER for the provision of the Services. SUPPLIER shall, as soon as reasonably possible, inform CUSTOMER of any intended inspection of SUPPLIER premises by any Competent Authority where such inspection relates to the Services or processes and procedure relating to such Services. CUSTOMER shall have the right, but not the obligation, if allowed by the Competent Authority, to be present at any such inspection or regulatory action provided such inspection or action directly relates to any Project or Services. SUPPLIER shall as soon as reasonably possible inform CUSTOMER of any adverse comments, finding or reports related to SUPPLIER or its premises relating to any Services from any such Competent Authority and to the extent that such information is capable of being disclosed by SUPPLIER without breaching any obligation of confidentiality, Applicable Law or regulatory requirement, shall provide CUSTOMER with a copy of any written report from any such Competent Authority and details of any adverse comments, findings or reports within five (5) Business Days of receipt. SUPPLIER shall as soon as reasonably possible answer on deficiencies identified during audit by CUSTOMER or any Competent Authority of such premises. SUPPLIER shall advise CUSTOMER on a regular basis as to the status of any corrective action, where it is possible to do so without breaching any obligation of confidentiality, Applicable Law or regulatory requirement, including, but not limited to, providing CUSTOMER with copies of any relevant correspondence with the respective Competent Authority. For the avoidance of doubt the Confidentiality provisions at Clause 15 of this Agreement shall apply to any audit by CUSTOMER or any Competent Authority.

8.4	The personnel of either Party visiting the premises of the other Party shall at all times conform to the regulations and restrictions in respect of access to restricted areas, conduct, safety and working conditions provided that such are drawn to the attention of the visitors.

9.	REPRESENTATIVES

9.1	SUPPLIER’s project representative in relation to a Project shall be as identified in the relevant Project Agreement, where SUPPLIER wishes to change the project representative for any reason it shall inform CUSTOMER of its nominated substitute.

9.2	CUSTOMER’s representative in relation to a Project shall be as identified in the relevant Project Agreement, or such other person nominated by CUSTOMER from time to time.

10.	WARRANTIES, LIABILITY AND INDEMNITY

10.1	SUPPLIER warrants and represents to CUSTOMER that:

10.1.1	it has the necessary permits, facilities, third party contractors and skilled personnel that may be reasonably anticipated to be necessary for a contract research organisation to provide the Services.

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10.1.2	it will use its best commercial efforts to perform the Services as set forth in the Project Agreements, and any Quality Agreement in compliance with this Agreement and SOPs and all Applicable Laws;

10.1.3	SUPPLIER owns or has the right to use any Intellectual Property to be used for to the due provision of the Services and that it has the right and title to give CUSTOMER unrestricted use of the Service Materials and Service Data, provided by SUPPLIER to CUSTOMER pursuant to the Services; and

10.1.4	to the best of its knowledge, the Intellectual Property of SUPPLIER used in the Services does not infringe third party Intellectual Property.

10.2	CUSTOMER warrants and represents to SUPPLIER that:

10.2.1	CUSTOMER has the right to enter into this Agreement;

10.2.2	CUSTOMER has and shall at all times throughout the term of this Agreement have the right to supply the Materials to SUPPLIER and the necessary rights to licence or permit SUPPLIER to use the same for the purpose of the Services and, if applicable, CUSTOMER’s testing of such Materials, shall at the time of delivery to SUPPLIER comply with cGMP;

10.2.3	CUSTOMER owns or has the unrestricted right to use any Intellectual Property to be used pursuant to this Agreement and each Project Agreement and that it has the right and title to give SUPPLIER licence to use such Intellectual Property for the provision of the Services; and

10.2.4	any of the Materials, Relevant Information and Intellectual Property to be provided or allowed access to by CUSTOMER hereunder and not owned by CUSTOMER are licensed to CUSTOMER under a licence which will permit their use by SUPPLIER to perform the related Services.

10.3	SUPPLIER hereby indemnifies and holds harmless CUSTOMER and each of its directors and officers (the “CUSTOMER Parties”) against any and all losses, demands, claims, liabilities, damages, costs and expenses (including but not limited to court costs and reasonable documented attorney’s fees and expenses together with any applicable taxes thereon) that the CUSTOMER Parties have suffered or incurred directly in consequence of the following:

10.3.1	the infringement or breach of any third party rights including Intellectual Property by SUPPLIER, except to the extent that any infringement is caused by the acts or omissions of CUSTOMER other than in accordance with this Agreement.

10.3.2	a material inaccuracy due to the fault of SUPPLIER in a Certificate of Analysis such that the results of the analytical tests identified in the relevant Project Agreement were materially incorrect.

10.3.3	the misrepresentation, negligence or material breach of obligations under this Agreement or any Project Agreement, breach of statutory duty or intentional misconduct of SUPPLIER or any of its directors, officers, employees, or permitted sub-contractors, assignees or agents, in particular but not limited to the failure of Service Materials released by SUPPLIER to comply with Applicable Laws, and

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10.3.4	any loss or damage to the Materials or Service Materials due to SUPPLIER’s negligence or wilful misconduct or fire or any other natural disaster at SUPPLIER’s Facility as covered under SUPPLIER’s insurance.

10.4	CUSTOMER hereby indemnifies and holds harmless SUPPLIER and each of its directors and officers and testing laboratories (the “SUPPLIER Parties”) against any and all losses, demands, claims, liabilities, damages, costs and expenses (including but not limited to court costs and reasonable documented attorney’s fees and expenses together with any applicable taxes thereon) that the SUPPLIER Parties may or have suffered or incurred in consequence of the following:

10.4.1	the infringement or breach of any third party rights including Intellectual Property by CUSTOMER, except to the extent that any infringement is caused by the acts or omissions of SUPPLIER other than in accordance with this Agreement.

10.4.2	the misrepresentation, negligence, material breach of obligations under this Agreement or any Project Agreement, breach of statutory duty or intentional misconduct of CUSTOMER or any of its directors, officers, employees, or permitted sub-contractors, assignees or agents.

10.5	The Party (the “Indemnitee”) that intends to claim indemnification under this clause 10 shall:

10.5.1	promptly, and in any event within fifteen (15) Business Days of it receiving notice of the claim, demand, threat or action, notify the other Party (the “Indemnitor”) in writing in general terms of any claim, demand, threat or action which has or has the potential to give rise to the Indemnitee seeking to rely on and claim the benefit of the indemnification together with notification of the Indemnitee's intention to rely on such indemnity, provided that, failure to give such notice shall not relieve the Indemnitor of its indemnification obligations except and only to the extent such failure actually and materially prejudices the ability of the Indemnitor to defend against such claims;

10.5.2	not prejudice any defence to any claim or attempt to settle or compromise such claim;

10.5.3	subject to its other rights and obligations and compliance with the procedures set out in this clause 10 permit the Indemnitor to have overall control of the conduct of the negotiations and the proceedings including any counterclaim subject the Indemnitor having duly appointed experienced attorneys who will professionally and thoroughly defend and prosecute any claim that gives rise to an indemnity claim;

10.5.4	cooperate as reasonably requested by the Indemnitor, at the Indemnitor's expense, in the conduct of such claim (and any counterclaim); and

10.5.5	have the right (at the Indemnitor's expense) to instruct independent counsel and participate in all proceedings and negotiations whether named or not as a party in the claim or proceedings.

10.6	The Indemnitor shall not settle or consent to an adverse judgement in any such claim, demand, action or other proceeding that adversely affects the rights or interests of any Indemnitee or imposes additional obligations (financial or otherwise) on such Indemnitee, without the prior express written consent of such Indemnitee (such consent to be at the Indemnitee's sole discretion).

10.7	The Parties shall promptly and in good faith discuss ways, whether by modifications to the Services, licensing or otherwise, to settle or overcome a claim under the indemnities. In the event that formal legal proceedings are commenced the Parties shall use their best endeavours to conduct such discussions expeditiously.

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10.8	Without prejudice to this clause 10 neither Party shall be liable to the other Party for any loss or damage howsoever caused (even if foreseeable or in the contemplation of SUPPLIER or CUSTOMER) in respect of:

10.8.1	loss of profits, business, business opportunities or revenue; or

10.8.2	special, indirect or consequential loss.

10.9	Any and all liability of SUPPLIER to CUSTOMER howsoever arising in respect of this Agreement or any Project Agreement and its performance shall for each Project be limited to an amount equal to one hundred (100) % of the amount to be reasonably received by SUPPLIER from CUSTOMER under the relevant Project Agreement.

10.10	Nothing in this Agreement or any Project Agreement shall purport or attempt or serve to exclude or restrict any liability for: (i) death or personal injury resulting directly from either Party's negligence in its performance of the Services; or (ii) liability for any fraud or fraudulent misrepresentation.

11.	DURATION OF AGREEMENT AND PROJECT AGREEMENTS

11.1	This Agreement shall come into force on the Effective Date and shall continue in force until expiry of all the rights and obligations hereunder unless terminated earlier in accordance with its terms and subject to the respective rights and obligations of the Parties under the Master Agreement.

11.2	The duration of each Project shall be set out in the relevant Project Agreement.

12.	TERMINATION

12.1	The termination of this Agreement is subject to the provisions of the Master Agreement, especially with regard to the Initial Term as referred to in said Master Agreement and such clause related to the Minimum Yearly Volume.

12.2	Without prejudice of the provisions of the Master Agreement related to the Minimum Yearly Volume and without prejudice to any other rights or remedy it may have, either Party may terminate any Project Agreement, as follows:

12.2.1	if the other Party is in material breach of the Agreement or relevant Project Agreement and, in the case of a breach capable of a remedy, the breach is not remedied within twenty (20) Business Days of the other Party receiving notice specifying the breach and requiring its remedy. Save that termination of the Agreement pursuant to this Clause 12.2.1 where a Party is only in material breach of a Project Agreement shall only be permitted where such material breach has a detrimental effect on such Party’s abilities to meet its obligations under other Project Agreements; or

12.2.2	immediately if the other Party becomes insolvent or if an order is made or a resolution is passed for the winding up of the other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction) or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the other Party’s assets or business or if the other Party makes any composition with its creditors or takes or suffers any similar or analogous action in any jurisdiction to occur.

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13.	EFFECTS OF TERMINATION

13.1	Upon termination of this Agreement, SUPPLIER shall immediately provide to CUSTOMER the Relevant Information disclosed by SUPPLIER to CUSTOMER and the Service Data and any copies thereof, and the Materials and the Service Materials.

13.2	The provisions of clauses 1 (Definitions) 4 (Data and Reports) 5 (Materials) 6 (Intellectual and Physical Property) 8.2 (Information relating to dealings with Competent Authorities) 10 (Warranties, Liability and Indemnity) 11 (Confidentiality) 13 (Effects of Termination) 16.10 (Governing Law) shall survive termination of this Agreement and any Project Agreement.

13.3	At the request of CUSTOMER and provided that the termination is not due to CUSTOMER breaching this Agreement, SUPPLIER shall, if reasonably possible, complete any outstanding Project subject to the terms of this Agreement (mutatis mutandis) and the relevant Project Agreement notwithstanding the termination of this Agreement.

14.	NATURE OF AGREEMENT

14.1	Neither Parties shall assign, transfer or sub-contract any of its rights or obligations under this Agreement or any Project Agreement without obtaining the prior written consent of the other Party; except that, either Party may assign the benefit or burden of this Agreement to any Affiliate without the need to obtain such consent.

14.2	The Parties are independent contractors and none of the provisions of this Agreement shall be deemed to constitute a partnership or joint venture between the Parties. No Party shall have any authority, nor hold itself out as having any such authority, to bind any other Party in any way.

14.3	Save where specifically stated to the contrary in this Agreement or in any Project Agreement, each Party shall bear its own costs in entering into and performing its obligations under the Agreement and any Project Agreement.

14.4	Each Party warrants to the other that it has the authority to enter into this Agreement and any Project Agreement and perform its obligations thereunder.

14.5	This Agreement and each Project Agreement are govern by the Master Agreement for the duration of said Master Agreement and subject to the provisions of the Master Agreement contain the entire agreement between the Parties with respect to its subject matter, supersedes all previous agreements or understandings with respect thereto, and may not be modified except by an instrument in writing signed by the duly authorised representatives of the Parties.

14.6	No failure or delay by either Party in exercising any of its rights under this Agreement or a Project Agreement shall be deemed to be a waiver of that right, and no waiver by either Party of a breach of any provision of this Agreement or the relevant Project Agreement shall be deemed to be a waiver of any subsequent breach of the same or any other provision.

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14.7	If any provision of this Agreement is held to be invalid, illegal or unenforceable, in any respect, then, to the fullest extent permitted by Applicable Laws and if the rights or obligations of any Party will not be materially and adversely affected: (a) such provision will be given no effect by the Parties and shall not form part of this Agreement; (b) all other provisions of this Agreement shall remain in full force and effect; and (c) the Parties will use their best efforts to negotiate a provision in replacement of the provision held invalid, illegal or unenforceable that is consistent with Applicable Laws and achieves, as nearly as possible, the original intention of the Parties. To the fullest extent permitted by Applicable Laws, the Parties waive any provision of Applicable Laws that would render any provision in this Agreement invalid, illegal or unenforceable in any respect.

14.8	All notices required under the terms of this Agreement or any Project Agreement shall be in writing and shall be validly given if sent by recorded delivery mail or courier service to the respective person as set out below, or such person as may be notified by one Party to the other in writing from time to time. All notices shall be deemed to have been received three (3) Business Days after they are sent.

For: CUSTOMER	FLAMEL TECHNOLOGIES

Address:	Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69200 VÉNISSIEUX, FRANCE

For the attention of:	Président Directeur Général
With a copy to:	Sr. Vice President, General Counsel

For: SUPPLIER	RECIPHARM PESSAC

Address:	rue Archimède, 33600 PESSAC, France
Facsimile:	+ 33 5 56 36 58 91
For the attention of:	Président

With a copy to:	RECIPHARM AB (publ)

Address	Lagervägen 7, SE-136 50 Jordbro, Sweden
Facsimile:	0046 8 81 87 03
For the attention of:	Legal

15.	INSURANCE

15.1	During the duration of this Agreement, and for three (3) years thereafter, each Party represents and warrants to the other Party that it has insurance coverage with a reputable insurance company of a type and amount typical in the pharmaceutical business and industry sufficient to secure the performance of its obligations hereunder.

15.2	Each Party shall provide evidence of such insurance whenever reasonably requested by the other Party. The Parties covenants and agrees not to do or to omit any matter or thing which may prejudice or render voidable such insurance.

15.3	Any Materials supplied by CUSTOMER shall be and at all times remain at the risk of CUSTOMER, and CUSTOMER shall insure such Materials to their full replacement value while on SUPPLIER’s premises unless and until they are incorporated into Service Material or destroyed as a result of the Services.

16.	CONFIDENTIALITY

16.1	In consideration of one Party (the “Disclosing Party”) making available its Relevant Information to the other (the “Recipient Party”), the Recipient Party hereby undertakes that it shall, and shall procure that each of its Permitted Recipients shall:

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16.1.1	treat and safeguard as private and confidential all the Relevant Information of the Disclosing Party;

16.1.2	use the Relevant Information of the Disclosing Party only during the duration of this Agreement and the relevant Project Agreement for those purposes reasonably necessary for or anticipated under this Agreement and without prejudice to the generality of the foregoing, not use any Relevant Information of the Disclosing Party to obtain any commercial advantage over the Disclosing Party;

16.1.3	ensure the proper and secure storage of all Relevant Information of the Disclosing Party applying standards of care reasonably expected and no less stringent than standards applied to protection of the Recipient Party's own confidential information;

16.1.4	not at any time without the Disclosing Party’s prior written consent disclose or reveal, whether directly or indirectly any of the Relevant Information of the Disclosing Party to any person whatsoever save its Permitted Recipients, and then only on a limited need to know basis, who shall be informed by it of the confidential nature of the Relevant Information and of the confidentiality terms of this Agreement and for whom it hereby accepts full responsibility in the event that any such person shall breach the duty of confidence imposed upon them; and

16.1.5	not at any time have any discussion, correspondence or contact with any third party concerning the Relevant Information of the Disclosing without the prior written consent of the Disclosing Party.

16.2	The obligations in this Agreement regarding Relevant Information do not apply to information:

16.2.1	which, at the time of its disclosure by the Disclosing Party, was wholly available to the public and could be obtained without reference to the Relevant Information by any person with no more than reasonable diligence;

16.2.2	which becomes generally available to the public after such disclosure otherwise than by reason of a breach of any of the undertakings in this Agreement or any breaches of confidence by the Recipient Party or its Permitted Recipients;

16.2.3	which is, at the time of such disclosure and as evidenced by the Recipient Party's written records, lawfully already within its possession; or

16.2.4	to the extent that the Recipient Party or any of its Permitted Recipients is compelled to disclose the Relevant Information by law or by any stock exchange or other Competent Authority having jurisdiction over it or them (but, for the avoidance of doubt, only to that extent).

16.3	Other than the limited and restricted rights of use set out in this clause 11 nothing in this Agreement or any Project Agreement intends to or has the effect of granting any right, title, licence or interest in or to the Recipient Party or Permitted Recipients in respect of the Disclosing Party's Relevant Information.

16.4	If the Recipient Party or any of its Permitted Recipients becomes compelled to disclose any Relevant Information of confidentiality or a breach or threatened breach or becomes apparent or becomes aware of any misuse of the Relevant Information, the Recipient Party shall inform the Disclosing Party in writing of such obligation or fact as soon as possible after it is informed, or becomes aware, of it and if possible, before any Relevant Information is disclosed, so that (if the Disclosing Party in its absolute discretion shall see fit) a protective order or other appropriate remedy may be sought. The Recipient Party agrees to assist and co operate (and shall procure that each of its Permitted Recipients shall, as appropriate, assist and co-operate) in any action which the Disclosing Party may decide to take. The Recipient Party shall notify the Disclosing Party prior to each disclosure of Relevant Information if it is under any obligation which would or might compel it to disclose any Relevant Information and subsequent to such disclosure it shall not voluntarily assume any such obligation.

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16.5	Except as otherwise provided for in this Agreement or the relevant Project Agreement or otherwise required by law or administrative authorities, neither CUSTOMER nor SUPPLIER shall disclose any terms or conditions of this Agreement or any Project Agreement to any third party without the prior written consent of the other Party.

16.6	Upon termination or expiry of this Agreement or the relevant Project Agreement or at the request of the Disclosing Party, the Recipient Party shall promptly return to the Disclosing Party any and all Relevant Information (including copies of documents, computer records and records on all other media) then in its possession or under its control except where such Relevant Information is covered under surviving licence rights between the Parties, or, at the Disclosing Parties option and request, destroy any and all Relevant Information, and if the Disclosing Party requires the destruction of the remaining Relevant Information, the Recipient Party shall provide to the Disclosing Party written confirmation of such destruction.

16.7	The provisions of this clause shall survive termination of this Agreement for a period of seven (7) years.

16.8	The Parties agree not to advertise, disclose or publish in any way the existence of this Agreement or any Project Agreement without the other Party’s prior written consent such consent not to be unreasonably withheld. Save that CUSTOMER may make such a disclosure in respect of any negotiations or due diligence exercises with a view to entering into a contractual relationship, in such circumstances SUPPLIER’s consent shall not be required.

16.9	The name of a Party or the names of any of its staff shall not be used for any advertising, promotional, or other public purposes by the other Party without the prior written consent of the first Party.

16.10	The Recipient Party acknowledges that disclosure or distribution of the Relevant Information or any part of it or use of the Relevant Information or any part of it contrary to the terms of this Agreement may cause irreparable harm for which damages at law may not be an adequate remedy, and agrees that the provisions of this Agreement prohibiting disclosure or distribution of the Information or use contrary to the provisions hereof may be specifically enforced by a court of competent jurisdiction in addition to any and all other remedies available at law or in equity.

16.11	For the avoidance of doubt SUPPLIER shall treat the Service Data as Relevant Information of CUSTOMER.

16.12	If the Disclosing Party is a listed company, the Relevant Information may contain unpublished information that could affect the market value of the share of the Disclosing Party. Therefore, the Recipient Party shall inform each individual who will have access to the Relevant Information that he or she may be subject to applicable rules relating to insider trading.

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17.	FORCE MAJEURE

17.1	In the event any Party is delayed or hindered in or prevented from the performance of any act required hereunder by reason of a Force Majeure Event, then performance of such act will be excused for the period of such delay, provided however, that such Party shall exert its reasonable efforts to overcome such Force Majeure Event and to resume performance of its obligations in a timely manner.

17.2	Notice of the commencement and ending of such Force Majeure Event will be provided by such Party to the other Party within ten (10) Business Days. Any timeline or milestone obligations of such Party affected by the Force Majeure Event will be extended for a period of time equal to the number of days of the delay, provided however that, but subject to subject to the provisions of the Master Agreement, especially with regard to the Initial Term as referred to in said Master Agreement and such clauses related to the Minimum Yearly Volume, in the event that a Party is unable to overcome any Force Majeure Event within: (i) sixty (60) Business Days, the other Party may terminate Project Agreements under which the affected Services are being provided or, beyond the Initial Term, terminate this Agreement if all Project Agreements have been terminated. In case the Project Agreement is then terminated by CUSTOMER because SUPPLIER is unable to overcome the related Force Majeure Event, the Minimum Yearly Volume for the Year where the related Project Agreement is recorded as referred to in the Master Agreement shall be reduced by the price for the related Project Agreement.

18.	Governing Law and Disputes

18.1	The interpretation and construction of this Agreement and each Project Agreement shall be governed by the substantive laws of France.

18.2	In the event that agreement on a matter cannot be reached within thirty (30) days (or sooner, if required), the Parties shall first try to settle their differences amicably between themselves. Any Party may initiate such informal dispute resolution by sending written notice of the dispute to the other Party, and within thirty (30) days after such notice, appropriate representatives of the Parties shall meet for attempted resolution by such bona fide negotiations.

18.3	Except as set forth in clause 4.5 herein above, if the representatives of the Parties empowered to settle a dispute are not able to close the dispute within forty (40) days from the date of the written notice, the Parties shall then refer the dispute to proceedings under the ICC Mediation Rules. If the dispute has not been settled pursuant to the said Rules within sixty (60) days following the filing of a Request for Mediation or within such other period as the Parties may agree in writing, such dispute shall thereafter be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules of Arbitration.

19.	Counterparts

19.1	This Agreement is executed in two (2) counterparts, each of which shall be deemed an original and all of which taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the Effective Date.

SIGNED for and on behalf of SUPPLIER	SIGNED for and on behalf of CUSTOMER

Signature	Signature

Name:	Name:

Title:	Title:

Signature	Signature

Name:	Name:

Title:	Title:

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APPENDIX 1

PROJECT AGREEMENT

THIS PROJECT AGREEMENT (the “Project Agreement”) is effective on [201YMMDD] (the “Effective Date”) and is made by between:

(1)	Recipharm X [INSERT APPLICABLE COMPANY], registered under the laws of [INSERT COUNTRY] under registration number [INSERT NUMBER] and having an office at [INSERT ADRESS], (“SUPPLIER”).

(2)	FLAMEL TECHNOLOGIES SA, a French Société Anonyme with the registered number 379 001 530 and having its principal office at Parc Club du Moulin à Vent, 33, avenue du Docteur Georges Lévy 69200 VÉNISSIEUX (“CUSTOMER”).

WHEREAS:

(A)	The Parties entered into a Service Agreement on [INSERT DATE] (the “Service Agreement”).

(B)	Clause 2.2 of the Service Agreement provides that Project Agreements specifying the details of Services may be entered into pursuant to the Service Agreement.

(C)	The Parties wish to enter into this Project Agreement subject to the Service Agreement.

NOW THEREFORE, the Parties agree as follows:

I.	This Project Agreement shall be incorporated by reference and made a part of the Service Agreement with effect from the Project Effective Date.

II.	The Parties agree to follow all other terms and conditions of the Service Agreement which shall be unchanged and shall continue in full force and effect.

III.	Capitalised terms utilised herein and not otherwise defined shall have their respective meanings set forth in the Service Agreement.

IV.	The scope of Services is hereinafter set forth:

i)	Scope of Work

There will be no Appendix A; each service provided in the proposed Appendix A as provided by Seller shall have to be inserted in an appropriate and separate Project Schedule as scope of the Work.

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ii)	Designated Personnel

Title	Title of work to be entered
SUPPLIER	Name	Phone (Fax) Email

Project Representative	Insert project contact names	Insert project contact fax/phone/email

Add others as required	Insert project contact names	Insert project contact fax/phone/email

CUSTOMER	Name	Phone (Fax) Email

Project Representative	Project personnel will be entered	Contact fax/phone/email will be entered.

Add others as required	Insert project contact names	Insert project contact fax/phone/email

Invoice forwarded to:	Insert project contact name	Insert address

iii)	Timeline/Project Milestones/Deliverables

Key timings, deliverables and milestones are the following

See comment in Scope of Works

iv)	Allocation of Responsibilities/Necessary Approvals

Same comments that for scope of Works

v)	Budget/Payment Terms

Same comments that for scope of Works

This section will determine any associated costs, payment (against milestones), payments based on agreed outputs. This will reflect the proposals made and agreed per the quotation in response to CUSTOMER’s Invitation to tender. It will also cover any specific agreed purchases including materials and equipment if applicable.

vi)	Project Related Documents

Same comments that for scope of Works. This will detail the appropriate documentation to be provided by the Parties pursuant to the Project Agreement.

Document	Comment
Description	Any additional comments/requirements

vii)	Special Terms & Conditions

To cover any special terms not addressed in the above sections.

For the avoidance of doubt, all terms of the Service Agreement remain in force without modification, in particular those relating to Intellectual Property rights, Confidentiality and Non Infringement of third party rights.

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IN WITNESS WHEREOF, the following have caused this Project Agreement to be executed by their respective duly authorised representatives effective as of the day and year stated above.

SIGNED for and on behalf of SUPPLIER [...]	SIGNED for and on behalf of CUSTOMER […]

Signature	Signature

Name:	Name:

Title:	Title:

Signature	Signature

Name:	Name:

Title:	Title:

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APPENDIX 2

CHANGE ORDER

CHANGE ORDER FORM

PROJECT AGREEMENT NUMBER:

PROJECT NAME/DESCRIPTION:

RECIPHARM CONTACT PERSON:

DATE OF REQUEST:	PREPARED BY:

BRIEFLY DESCRIBE ORIGINAL ASSUMPTION AND NEW REQUEST BELOW:

IMPACT (estimated effort and/or timeline):

ESTIMATED COST:

Payment Terms:

Amendment:

This Change Order constitutes an Amendment to the Service Agreement effective on [YYYYMMDD] (“Service Agreement”) and the Project Agreement as stated above between [CUSTOMER] and Recipharm X and shall apply only to the scope of Services listed herein or attached hereto. In all other respects the terms and conditions of the Service Agreement and the relevant Project Agreement shall remain in full force and effect and shall be applied to this Amendment.

SUPPLIER	FLAMEL TECHNOLOGIES

(Signature)	(Signature)

(Date)	(Date)

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appendix 3

Quality Agreement

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